Mail Stop 3561

April 5, 2006

Scott Gallagher
Chief Executive Officer
FTS Group, Inc.
7610 West Hillsborough Avenue
Tampa, Florida 33615

      Re: FTS Group, Inc.
              Preliminary Proxy Materials on Schedule 14A
              Filed March 7, 2006
              File No. 0-24829

Dear Mr. Gallagher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of your review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that you have not distributed to shareholders proxy materials which were recorded as filed on our system as definitive proxy materials on February 21, 2006.

2. Please confirm that the annual report you will distribute to shareholders will include financial statements for the fiscal year 2005. See Rule 14a-3(b)(1) of Regulation 14A.

3. Please include in your proxy statement the date by which a shareholder proposal must be submitted to be eligible for inclusion in your next proxy statement for an annual meeting of shareholders. See Item 1(c) of Schedule 14A.

4. Please include all information required by Item 9 of Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management, page 5

5. It appears that certain issuees of stock receiving their shares upon conversion of convertible notes or the exercise of warrants issued in the private placement of December 29, 2005 may qualify as shareholders of 5% or more of outstanding stock, pursuant to Rule 13d-3. Please revise to include these persons, or tell us why they should not be included here.

Proposal to Elect Directors to the Board of Directors, page 6

6. If you retain, in your discussion of Mr. Gallagher's experience, the reference to license series 7, 63 and 24 please delete the reference to S.E.C., and point out clearly that these licenses are issued by the National Association of Securities Dealers. Include also an explanation of what activities these licenses permit, and of the qualifications necessary to obtain them.

7. Please disclose the information required by Item 404 or confirm to us that this information is not required. See Items 7(b) and (c) of Schedule 14A. Also as required by Item 7(b) of Schedule 14A, please disclose the information required by Item 405 of Regulation S-B, at the sub-caption specified by that Item.

Board Committees, page 6

8. Please state, as required by Item 7(d)(2)(i) of Schedule 14A, your basis for the view of the board of directors that it is appropriate not to have a nominating committee.

9. We note that your entire board of directors performs the functions of the nominating committee. Please disclose, to the extent applicable to the nomination process as performed by the board of directors, the information required by Item 7(d)(2)(ii) of Schedule 14A.

10. Please state whether or not your board of directors provides a process for security holders to send communications to the board of directors. If you do not have such a process, state the basis for the view of the board of directors that it is appropriate for you not to have such a process. See Item 7(h)(1) of Schedule 14A.

11. We note your disclosure at the caption Board Meetings. Please state your policy regarding attendance at board meetings, as required by Item 7(h)(3) of Schedule 14A.

Executive Compensation, page 7

12. Please revise your disclosure in footnote (1) to the table to describe more clearly the aggregate amounts which were converted into stock equivalents, and to state the market rate(s) applied in the conversion. Please confirm that the $120,000 paid pursuant to an employment contract consisted of the $75,000 payment referred to and the previously unpaid $45,000. Please also disclose whether the total amount converted included $6,000 of director's fees or the bonus of $25,000.

13. We note your references to various employment agreements with Messrs. Gallagher and Rasmussen; however, we do not find any record of these agreements having been filed publicly. It appears that Item 1.01 of Form 8-K and Instruction 1 to that Item would require such filings. Please advise, or revise.

14. In footnotes (2) and (3) to the table, please clarify whether the issuances of 625,000 shares of stock in 2004 and 2003 were also intended in lieu of the bonus payment.

Proposal to Increase the Number of Authorized Shares of Common Stock, page 9

15. It appears that the private placement of December 29, 2005 constituted a merger or acquisition within the meaning of Item 14 of Regulation 14A. Since this proxy solicitation is partly for the purpose of approving the authorization of additional securities which are to be used to acquire the company which was the subject of that transaction, Note A to Schedule 14A would apply, and you should include in the proxy statement the additional information required by Items 11, 13 and 14 of Schedule 14A. Please revise your proxy material to include all the additional information required by these Items, or tell us why you believe that Item 14 of Schedule 14A and Note A to that Schedule do not apply.

Proxy Card

16. With respect to proposal one, please revise to provide one of the means specified by Item 14a-4(b)(2) for shareholders to withhold, rather than abstain, their votes with respect to particular nominees. We have noted your related disclosure in the penultimate paragraph at the caption Votes Required on page 4.

* * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Scott Gallagher, President
FTS Group, Inc.
April 5, 2006
Page 4

Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the accuracy and adequacy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Albert Yarashus at (202) 551-3239, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me, at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

FAX: Amy Trombley
      (309) 406-1426